FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                         For the month of November 2002
                               (12 November 2002)



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


1 Press release of British Sky Broadcasting Group plc announcing Placing of Shares released on 11 November 2002


2 Press release of British Sky Broadcasting Group plc announcing Agreement to waiver terms released on 11 November 2002

EXHIBIT 1

                                                                11 November 2002



                   NOT FOR DISTRIBUTION IN THE UNITED STATES


                       BRITISH SKY BROADCASTING GROUP PLC

                 Placing by BT of 20.8 million ordinary shares


British Sky Broadcasting Group plc ("BSkyB") announces the placing in the market by BT Group plc ("BT") of 20.8 million ordinary shares in BSkyB.

These shares were issued to BT on 11 November 2002 in satisfaction of the deferred consideration due to them under the terms of the agreement reached on 15 July 2000 relating to the acquisition by BSkyB of BT's interest in British Interactive Broadcasting Holdings Limited. Under the terms of the same agreement BSkyB has today issued 12.8 million ordinary shares to HSBC and 9.6 million ordinary shares to Matsushita.

BSkyB and BT have now agreed to waive BT's rights under the earn-out provisions. The earn-out provisions provided that if the valuation of BiB was GBP3 billion or more in January or July 2003, further contingent consideration would have been payable to BT. BSkyB has released BT from the one year lock-up over 50% of the deferred consideration shares.

The BSkyB shares being sold by BT are today being placed on their behalf by Credit Suisse First Boston with institutional investors.

BSkyB released its first quarter results on 8 November 2002.



Enquiries

Martin Stewart, Chief Financial Officer                      Tel: 020 7705 3000


This announcement is not an offer of any ordinary shares in BSkyB for sale or subscription in the United States or elsewhere. The placing shares have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration requirements.

EXHIBIT 2

                                                                11 November 2002



                       BRITISH SKY BROADCASTING GROUP PLC

          Agreement with HSBC to waive earn-out and lock-up provisions


British Sky Broadcasting Group plc ("BSkyB") announces that it has agreed with HSBC Bank plc ("HSBC") the waiver of certain terms of the Agreement reached on 15 July 2000 relating to the acquisition by BSkyB of the interest of HSBC in British Interactive Broadcasting Holdings Limited.

This includes the waiver of HSBC's rights under the earn out provisions. The earn out provisions provided that if the valuation of BiB was GBP3 billion or more in January or July 2003, further contingent consideration would have been payable to HSBC. BSkyB has released HSBC from the one year lock-up over 50% of the deferred consideration shares to be issued to HSBC today.
BSkyB released its first quarter results on 8 November 2002.


Enquiries

Martin Stewart, Chief Financial Officer                    Tel: 020 7705 3000

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 12 November 2002                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary